Exhibit 99.2

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2016

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2016

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	March 31,	December 31,
	2016	2015
	(unaudited)	(audited)
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	7,499	10,312
Other receivables:
Trade receivables	461	254
Other	1,143	1,006
Inventory	335	304
	9,438	11,876

NON-CURRENT ASSETS:
Property and equipment, net	235	226
Intangible assets, net	35	39
	270	265

TOTAL ASSETS	9,708	12,141

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	March 31,	December 31,
	2016	2015
	(unaudited)	(audited)
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES -
Accounts payable:
Trade payables	256	358
Other	1,845	1,495
	2,101	1,853
NON-CURRENT LIABILITIES:
Warrants at fair value	1	9
Retirement benefit obligation , net	101	98
	102	107
TOTAL LIABILITIES	2,203	1,960

EQUITY -
EQUITY ATTRIBUTED TO THE OWNERS OF THE COMPANY:
Ordinary share capital	870	870
Share premium	52,080	51,990
Other capital reserves	99	118
Warrants	1,532	1,532
Accumulated deficit	(47,076)	(44,329)
TOTAL EQUITY	7,505	10,181
TOTAL LIABILITIES AND EQUITY	9,708	12,141

(*) See note 1b regarding the presentation of 2015 balance sheet information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

	Three months ended March 31		Year ended December 31
	2016	2015	2015
	(Unaudited)		(Audited)
	USD in thousands
Revenues	262	70	624
Cost of revenues	91	26	277
Gross profit	171	44	347
Research and development expenses	1,210	925	4,384
Selling and marketing expenses	748	437	2,680
General and administrative expenses	1,120	547	2,842
Other income, net		3	3
Operating loss	(2,907)	(1,862)	(9,556)
Profit (Loss) from changes in fair value of warrants issued to investors	8	(140)	106
Financial income in respect of deposits and exchange differences	166	121	19
Financial expenses in respect of bank commissions	(4)	(11)	(33)
Financial income (expenses), net	162	110	(14)
Loss before taxes on income	(2,737)	(1,892)	(9,464)
Taxes on income	(10)	(20)	(68)
Loss for the period	(2,747)	(1,912)	(9,532)
Other comprehensive income (loss):
Currency translation differences		(281)	(211)
Total comprehensive loss for the period	(2,747)	(2,193)	(9,743)
Basic and diluted loss per share	(0.09)	(0.08)	(0.34)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2016 (audited)	870	51,990	697	538	(1,117)	1,532	(44,329)	10,181
CHANGES DURING THE 3-MONTH PERIOD ENDED MARCH 31, 2016 (unaudited) -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(2,747)	(2,747)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			71					71
Forfeiture and expiration of options		90	(90)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		90	(19)					71
BALANCE AS OF MARCH 31, 2016 (unaudited)	870	52,080	678	538	(1,117)	1,532	(47,076)	7,505

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves for transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2015 (audited)	683	46,065	665	538	(905)	801	(34,796)	13,051
CHANGES DURING THE 3-MONTH PERIOD ENDED MARCH 31, 2015 (unaudited) -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					(281)		(1,912)	(2,193)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			43					43
Forfeiture of options		70	(70)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		70	(27)					43
BALANCE AS OF MARCH 31, 2015 (unaudited)	683	46,135	638	538	(1,186)	801	(36,708)	10,901

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31
	2016	2015
	(Unaudited)
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows generated from (used in) operations (see Appendix)	(2,945)	294
Income tax paid	(10)	(20)
Interest received		2
Net cash flow generated from (used in) operating activities	(2,955)	276

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(29)	(20)
Acquisition of intangible assets	(1)	(9)
Net cash flow used in investing activities	(30)	(29)

INCREASE (DECREADE) IN CASH AND CASH EQUIVALENTS	(2,985)	247
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,312	10,817
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	172	(119)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,499	10,945

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the condensed statements of cash flows

	Three months ended March 31
	2016	2015
	(Unaudited)
	USD in thousands
Net used in operations:
Loss for the period before taxes on income	(2,737)	(1,912)
Adjustment in respect of:
Interest received		(2)
Retirement benefit obligation, net	3
Depreciation	20	25
Amortization of intangible assets	5	5
Exchange differences on cash and cash equivalents	(172)	(111)
Amounts charged in respect of options granted to employees and service providers	71	43
Gains on change in the fair value of financial instruments at fair value through profit or loss		(3)
Loss (Profit) on change in the fair value of warrants issued to investors	(8)	140
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables :
Trade	(207)	111
Other	(137)	(149)
Increase (decrease) in accounts payable :
Trade	(102)	22
Other	350	(39)
Increase (decrease) in inventory	(31)	86
Net sales of financial assets at fair value through profit or loss		2,078
Net cash generated from (used in) operations	(2,945)	294

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2016

NOTE 1 - GENERAL:

a.	General

Medigus Ltd. (hereinafter – the “Company") together with its subsidiary (hereinafter – the “Group") is a medical device group specializing in research and development of innovative endoscopic procedures and devices. To date most of the Group's research and development activities have been focused in the development of the MUSE endoscopy system (hereinafter - “MUSE”)  for the treatment of gastroesophageal reflux disease (GERD), which is one of the most common chronic diseases in the western world.  In addition, the Group uses the technological platform it developed for the purpose of additional special endoscopy-based systems and products and endeavors to enter into agreements and/or joint ventures with companies in the medical device industry in order to integrate the systems and products it has developed. To date, the MUSE product has not generated significant revenues and most of the Group's revenues arise from sales of miniature cameras and related equipment, which it developed and manufactures and which are used in endoscopic procedures.

In addition, the Company has FDA approval to market the MUSE endoscopy system in the USA, and it continues negotiations to market the main product and sell miniature cameras for endoscopic devices and other endoscopy instruments, which can serve as a source of future revenues.

The Company's shares are listed for trade on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of May 20, 2015, the Company’s American Depository Shares (ADSs) evidenced by American Depositary Receipts (ADRs) are listed for trade on the NASDAQ Capital Market. As of the report date, each ADR represents five ordinary shares of the Company. The Company’s depositary agent for the ADR program is The Bank of New York Mellon.

The Company was incorporated in Israel on December 9, 1999 and is resident in Israel. The address of its registered office is P.O. Box 3030, Omer, 84965.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
  MARCH 31, 2016

NOTE 1 – GENERAL (continued):

b.	Change in the functional currency

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar” or “USD”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and reporting currency of the Company in these financial statements is the USD.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21, which states that economic factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered both individually and collectively. The Company recently incurred a significant increase in expenses denominated in dollars relating to the marketing of its products in the US, which is reflected primarily by recruitment of additional human resources in the US. The Company expects additional increase in expenses denominated in dollars related to these activities. These changes, as well as the fact that all of the Company’s budgeting and planning is conducted solely in dollars, led to the decision to make the change in functional currency as of January 1, 2016, as indicated above.

The effect of the change in the functional currency is accounted for prospectively. All items were translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.

Due to the change in its functional currency as above and concurrently with it, the Company decided to change its presentation currency from NIS to USD.

The change in presentation currency was applied retrospectively to all comparative figures presented.

In effecting the change in presentation currency to the dollar, with respect to comparative figures: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of each balance sheet presented; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statement of comprehensive loss items have been translated at the average exchange rates for the relevant reporting periods; and (4) the resulting translation differences have been reported as "currency translation differences" within other comprehensive loss.

c.	Subsidiary

On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “Subsidiary”).

The Subsidiary has not engaged in any business activities until October 2013.

On October 1, 2013, the Company and the Subsidiary entered into an agreement whereby the Subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
  MARCH 31, 2016
NOTE 1 – GENERAL (continued):

d.
During the three-month period ended March 31, 2016, the Group had a total comprehensive loss of USD 2.7 million. As of March 31, 2016 the Group had accumulated losses of USD 47 million and a positive working capital of USD 7.3 million.

Based on the projected cash flows and its cash balances as of March 31, 2016, the Group’s Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue advancing its activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of approval of these financial statements. As a result, there is substantial doubt about the Group’s ability to continue as a going concern.

Management’s plans include the continued commercialization of their products, taking cost reduction steps and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.
The Group’s condensed consolidated financial information as of March 31, 2016, and for the three-month interim period ended on this date (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’ (hereafter – “IAS 34”). The interim financial information does not include all of the information and disclosures required in annual financial statements. The interim financial information should be read in conjunction with the 2015 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards (hereinafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board.

b.
Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policy and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group’s accounting policy and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s annual financial statements for the year ended December 31, 2015.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
  MARCH 31, 2016

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2015.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES:

a.
Compensation to related parties for patent preparation services which were provided to the Group in the three  - month period ended March 31, 2016, was USD 34 thousands (in the three - month period ended March 31, 2015 - USD 37 thousands and in the year ended December 31, 2015 – USD 114 thousands).

b.
Compensation to key management personnel for employment services which were provided to the Group (including stock based compensation) in the three - month period ended March 31, 2016 was USD 121 thousands (in the three - month period ended March 31, 2015 -  USD 123 thousands and in the year ended December 31, 2015 – USD 517 thousands).

c.
On March 3, 2013, as a result of the completion of the transaction with Orbimed (see Note 12 B to the annual financial statements), Elazar Sonnenschein, Menashe Sonnenschein, Aviel Roy Shapira, Esther and Kfir Luzzatto and Yair Rabinowitch have signed a letter of undertaking to OrbiMed, or the Shareholders’ Undertaking, according to which each undertook, until the earlier of: (i) the three year anniversary of the closing date; or (ii) the date on which OrbiMed’s voting rights exceed 45% of the aggregate voting rights of the Company, to vote their shares in accordance with OrbiMed’s instructions in connection with certain matters such as the size of the board, to elect four directors nominated by OrbiMed (including the chairman of the board of directors) and for any other matter in accordance with OrbiMed’s instructions provided that such matter is not ‘unreasonable’. On March 3, 2016, the Shareholders’ Undertaking has expired.

NOTE 5 - EQUITY:

a.	On February 9, 2016 570,000 options (Series 6) expired.

b.
During the three month period ended on March 31,  2016, 62,500 options (Series D) forfeited and 37,500 options (Series D) and 24,800 options (Series F) expired, due to the termination of employment of several employees.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
  MARCH 31, 2016

NOTE 6 – LEGAL PROCEEDINGS:

a.
On June 16, 2015, the Company filed a claim with the District Court of Delaware against EndoChoice, Inc., or EndoChoice, for its patent infringement, seeking an injunctive order and damages. On October 6, 2015, the Company filed claims against EndoChoice’s trademark applications with the Israeli Patent Office. In response, On December 29, 2015, EndoChoice filed a separate trademark and unfair competition action against the Company and its U.S. Subsidiary. In addition, on January 27, 2016, EndoChoice commenced an opposition procedure with the Israeli Patent Office against the Company's trademark application in Israel. The Company’s management, based on the advice of its legal advisors, is in the opinion that there is a slim chance of an adverse decision in this action that would substantially impair the Company’s rights to use the Muse trademark or names. Therefore, no allowance regarding this action was recorded in these financial statements.

b.
On March 30, 2016, a former Company secretary and internal legal advisor (the “Employee”) filed a lawsuit against the Company. The lawsuit notes several claims, among which is that the Employee was wrongfully terminated.  According to the Company’s management and based on the advice of its legal advisors, the lawsuit should not have a material unfavorable effect on the Company’s financial statements. Therefore, no allowance regarding this lawsuit was recorded in these financial statements.